SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

GARRETT MOTION INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

366505105

(CUSIP Number)

April 30, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP: 366505105

1.	NAMES OF REPORTING PERSONS Hawk Ridge Master Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 6,023,159 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 6,023,159 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,023,159 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8% (2)
12.	TYPE OF REPORTING PERSON PN

(1)

Includes 2,336,564 shares of common stock, $0.001 par value per share (the “Common Stock”) and 3,686,595 shares of Common Stock issuable upon conversion of 3,686,595 shares of Series A Cumulative Convertible Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock”), of Garrett Motion Inc., a Delaware corporation (the “Company”).

(2)

Based on 68,722,396 shares of Common Stock outstanding, consisting of 65,035,801 shares of Common Stock and 3,686,595 shares of Common Stock issuable upon conversion of 3,686,595 shares of Series A Preferred Stock.

CUSIP: 366505105

1.	NAMES OF REPORTING PERSONS Hawk Ridge Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 6,023,159 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 6,023,159 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,023,159 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8% (2)
12.	TYPE OF REPORTING PERSON OO

(1)	Includes 2,336,564 shares of Common Stock and 3,686,595 shares of Common Stock issuable upon conversion of 3,686,595 shares of Series A Preferred Stock of the Company.

(2)

Based on 68,722,396 shares of Common Stock outstanding, consisting of 65,035,801 shares of Common Stock and 3,686,595 shares of Common Stock issuable upon conversion of 3,686,595 shares of Series A Preferred Stock.

CUSIP: 366505105

1.	NAMES OF REPORTING PERSONS Hawk Ridge Capital Management, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 6,023,159 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 6,023,159 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,023,159 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8% (2)
12.	TYPE OF REPORTING PERSON PN

(1)	Includes 2,336,564 shares of Common Stock and 3,686,595 shares of Common Stock issuable upon conversion of 3,686,595 shares of Series A Preferred Stock of the Company.

(2)

Based on 68,722,396 shares of Common Stock outstanding, consisting of 65,035,801 shares of Common Stock and 3,686,595 shares of Common Stock issuable upon conversion of 3,686,595 shares of Series A Preferred Stock.

CUSIP: 366505105

1.	NAMES OF REPORTING PERSONS Hawk Ridge Capital Management GP LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 6,023,159 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 6,023,159 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,023,159 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8% (2)
12.	TYPE OF REPORTING PERSON OO

(1)	Includes 2,336,564 shares of Common Stock and 3,686,595 shares of Common Stock issuable upon conversion of 3,686,595 shares of Series A Preferred Stock of the Company.

(2)

Based on 68,722,396 shares of Common Stock outstanding, consisting of 65,035,801 shares of Common Stock and 3,686,595 shares of Common Stock issuable upon conversion of 3,686,595 shares of Series A Preferred Stock.

CUSIP: 366505105

1.	NAMES OF REPORTING PERSONS David G. Brown
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 6,023,159 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 6,023,159 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,023,159 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8% (2)
12.	TYPE OF REPORTING PERSON IN

(1)	Includes 2,336,564 shares of Common Stock and 3,686,595 shares of Common Stock issuable upon conversion of 3,686,595 shares of Series A Preferred Stock of the Company.

(2)

Based on 68,722,396 shares of Common Stock outstanding, consisting of 65,035,801 shares of Common Stock and 3,686,595 shares of Common Stock issuable upon conversion of 3,686,595 shares of Series A Preferred Stock.

CUSIP: 366505105

Item	1(a). Name of Issuer: Garrett Motion Inc. (the “Company”)

Item	1(b). Address of Issuer’s Principal Executive Officers: La Pièce 16, Rolle, Switzerland 1180

Item	2(a). Name of Person Filing:

This statement is filed by (1) Hawk Ridge Master Fund, LP, a Delaware limited partnership (“Hawk Ridge”), with respect to the shares of Common Stock and Series A Preferred Stock directly owned by it, (2) Hawk Ridge Management, LLC, a Delaware limited liability company (“Hawk Ridge GP”), as the general partner of Hawk Ridge, (3) Hawk Ridge Capital Management, L.P., a Delaware limited partnership (“Hawk Ridge LP”), as the investment manager to Hawk Ridge, (4) Hawk Ridge Capital Management GP LLC, a Delaware limited liability company (“Hawk Ridge Capital GP”), as the general partner of Hawk Ridge LP, and (5) Mr. David G. Brown, as the portfolio manager of Hawk Ridge LP and sole member and manager of Hawk Ridge GP and Hawk Ridge Capital GP. Hawk Ridge, Hawk Ridge GP, Hawk Ridge LP, Hawk Ridge Capital GP and Mr. Brown are collectively referred to as the “Reporting Persons.”

Item	2(b). Address or Principal Business Office or, if None, Residence:

The principal business address of each of the Reporting Persons is 12121 Wilshire Blvd. Suite 900, Los Angeles CA 90025.

Item	2(c). Citizenship: See Item 4 of each cover page.

Item 2(d). Title of Class of Securities: Common Stock, $0.001 par value per share (“Common Stock”).

Item 2(e). CUSIP No.: 366505105.

Item 3. If this Statement is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a: Not applicable.

Item 4. Ownership.

(a) Amount beneficially owned: See Item 9 of each cover page.

(b) Percent of class: See Item 11 of each cover page.

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: See Item 5 of each cover page.
(ii)	Shared power to vote or to direct the vote: See Item 6 of each cover page.
(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of each cover page.
(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of each cover page.

Item 5. Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

CUSIP: 366505105

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP: 366505105

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 10, 2021

Hawk Ridge Master Fund, L.P.
By:	Hawk Ridge Management, LLC its General Partner
By:	/s/ David Bradley
Name: David Bradley, COO, CFO, CCO

Hawk Ridge Management, LLC
By:	/s/ David Bradley
Name: David Bradley, COO, CFO, CCO

Hawk Ridge Capital Management GP, LLC
By:	/s/ David Bradley
Name: David Bradley, COO, CFO, CCO

Hawk Ridge Capital Management, L.P.
By:	Hawk Ridge Capital Management GP, LLC its General Partner
By:	/s/ David Bradley
Name: David Bradley, COO, CFO, CCO

/s/ David Brown
Name: David Brown

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

CUSIP: 366505105

EXHIBIT INDEX

Exhibit Number	Title

99.1	Joint Filing Agreement